Filed by Golden Oval Eggs, LLC pursuant To Rule 425 Under the Securities Act of 1933 Subject Company: Golden Oval Eggs, LLC Commission File No.: 333-112533

[GOLDEN OVAL EGGS LETTERHEAD]

March 26, 2004

Dear Golden Oval Eggs Shareholder:

The purpose of this letter is to clarify an apparent misunderstanding for the date of the 10th Annual Meeting. It will not be held in March as it was in previous years.

In early February the Board of Directors and Management submitted disclosure materials and a registration statement to the SEC for the proposed conversion to a Limited Liability Company (LLC). The SEC has provided comments on the initial filing and an amendment to that filing is being prepared to respond to those comments. Once the registration statement is deemed effective by the SEC, we will distribute the disclosure materials to GOE's shareholders.

We will also schedule informational meetings to be held as soon as practical after the registration becomes effective. Our goal is to hold these meetings during the month of April, but informational meetings and our Annual Meeting can only be scheduled after the SEC registration process has been completed.

Again, our goal is to hold meetings during April. If this timeline is met, we hope to be able to present our members with the opportunity to vote on the proposed plan by the end of April.

During this period of registration with the SEC, we are restricted as to the amount of information we can provide to shareholders and the methods by which we can communicate with our shareholders. We look forward to the upcoming shareholder meetings and Annual Meeting where we will be able to provide up-to-date, detailed information regarding our financial performance. Meeting notices will be mailed when the dates and times have been scheduled. Thank you for your patience during this period.

Sincerely,

/s/ Dana Persson	/s/ Marvin Breitkreutz
Dana Persson	Marvin Breitkreutz
President & CEO	Chairman, Board of Directors

Golden Oval Eggs, LLC (the "LLC"), a wholly owned subsidiary of Midwest Investors of Renville, Inc. d.b.a. "Golden Oval Eggs" (the "Cooperative") has filed a registration statement on Form S-4 (File No. 333-112533) with the Securities and Exchange Commission (the "SEC") in order to allow for the occurrence of the possible conversion described above. Once the registration statement is declared effective by the SEC, a joint proxy statement-prospectus will be distributed for free to the Cooperative's members. Members of the Cooperative are urged to read the joint proxy statement-prospectus because it will contain important information about the Cooperative and the LLC, the conversion and related matters. Members will also be able to obtain a free copy of the joint proxy statement-prospectus at the SEC's web site (www.sec.gov).

        This communication contains forward-looking statements that involve future events, our future performance and our expected future operations and actions. In some cases you can identify forward-looking statements by the use of words such as "may," "will," "should," "anticipate," "believe," "expect," "plan," "future," "intend," "could," "estimate," "predict," "hope," "potential," "continue," or the negative of these terms or other similar expressions. These forward-looking statements are only our predictions and involve numerous assumptions, risks and uncertainties. Our actual results or actions could and likely will differ materially from these forward-looking statements for many reasons and, possibly, due to events that are beyond our control. We are not under any duty to update the forward-looking statements contained in this communication. We cannot guarantee future results, levels of activity, performance or achievements. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this communication.